aub 11. [illegible]



17016797

)N

OMB APPROVAL
OMB Number: 3235-0123 Expires: May 31, 2017 Estimated average burden hours per response . . . 12.00

SEC
Mail Processing
Section

MAR 01 2017

Washington DC
416

SEC FILE NUMBER
8-29616

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

MINT BROKERS

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 East 59th Street
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Bisgay — (212) 294-7849
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - if individual, state last, first, middle name)

5 Times Square	New York	New York	10036-6530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).SEC 1410 (06-02)*

AFFIRMATION

I, Steven Bisgay, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Mint Brokers (the "Partnership"), as of December 31, 2016, is true and correct. I further affirm that neither the Partnership, nor any partner, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Steven Bisgay
Chief Financial Officer



Notary Public

Kimberley Y. Boston
Notary Public, State of New York
No. 01BO6345938
Qualified in New York County
Commission Expires August 1, 2020

This report ** contains (check all applicable boxes):

☑ Facing Page
☑ Report of Independent Registered Public Accounting Firm.
☑ Statement of Financial Condition.
☐ Statement of Operations.
☐ Statement of Cash Flows.
☐ Statement of Changes in Partners' Capital.
☐ Statement of Changes in Subordinated Borrowings.
☑ Notes to Statement of Financial Condition.
☐ Computation of Net Capital Pursuant to Rule 15c3-1.
☐ Computation for Determination of the Reserve Requirements under Exhibit A of SEC Rule 15c3-3 and Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3.
☐ Computation of CFTC Minimum Net Capital Requirement.
☐ Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
☐ Schedule of Segregation Requirements and Funds in Segregation for Customers' Dealer Options Accounts.
☐ Statement of Cleared Swaps Customer Segregation Requirements and Funds in Cleared Swaps Customer Accounts Under 4D(F) of the Commodity Exchange Act.
☐ Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant To Commission Regulation 30.7.
☐ A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
☑ An Oath or Affirmation.
☐ A copy of the SIPC Supplemental Report.
☐ A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☑ Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by CFTC Regulation 1.16

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

The Partners of Mint Brokers:

We have audited the accompanying statement of financial condition of Mint Brokers (the "Partnership") as of December 31, 2016. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Mint Brokers at December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 28, 2017

Mint Brokers

Statement of Financial Condition

December 31, 2016

(In Thousands)

Assets		
Cash and cash equivalents	$	5,055
Receivables from related broker-dealers		244
Fixed assets, net		9
Other assets		30
Total assets	$	5,338
Liabilities, Subordinated Borrowings and Partners' Capital		
Payables to related parties	$	46
Accounts payable and accrued liabilities		23
Total liabilities		69
Commitments and contingencies (Note 2)		
Subordinated borrowings		3,000
Partners' capital		
Limited partner		2,245
General partner		24
Total partners' capital		2,269
Total liabilities, subordinated borrowings and partners' capital	$	5,338

See notes to the statement of financial condition.

(In Thousands)

1. General and Summary of Significant Accounting Policies

Description of Business – Mint Brokers (the "Partnership") is a registered broker-dealer with the Securities Exchange Commission ("SEC"), and a futures commissions merchant ("FCM") registered with the Commodity Futures Trading Commission ("CFTC"). The Partnership is a general partnership organized under the laws of the State of New York, with operations solely in the State of New York. The Partnership is owned by Mint Brokers Holdings I, L.L.C., a limited partner (99%) and Mint Brokers Holdings II, L.L.C., a general partner (1%), both of which are indirectly owned by BGC Partners, Inc. (collectively with its subsidiaries "BGC"), which is a subsidiary of Cantor Fitzgerald, L.P. (collectively with its affiliates "Cantor"). The Partnership is engaged in the inter-dealer brokerage of various fixed income securities.

Basis of Presentation – The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates – Management makes estimates and assumptions that affect the reported amounts of the assets and liabilities and the disclosure of contingent assets and liabilities. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in the statement of financial condition.

Revenue Recognition – The Partnership derives its revenues primarily through the spread between the buy and sell price on matched principal transactions.

Principal Transactions – Principal transaction revenues are primarily derived from matched principal transactions, whereby the Partnership simultaneously agrees to buy securities from one customer and sell them to another customer. Revenues earned from principal transactions represent the spread between the buy and sell price of the brokered security. Principal transaction revenues and related expenses are recognized on a trade date basis.

Cash and Cash Equivalents – The Partnership considers all highly liquid investments with maturity dates of 90 days or less at the date of acquisition to be cash equivalents.

(In Thousands)

1. General and Summary of Significant Accounting Policies (continued)

Fixed Assets, net – Fixed assets are recorded at historical cost net of accumulated depreciation and depreciated over their estimated economic useful lives, generally three to five years, using the straight-line method. Routine repairs and maintenance are expensed as incurred.

Income Taxes – Income taxes are accounted for under Financial Accounting Standards Board ("FASB") guidance *Accounting for Income Taxes* using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the statement of financial position carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

FASB guidance, *Accounting for Uncertainty in Income Taxes,* clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the statement of financial condition. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves.

The Partnership is treated as a disregarded entity for federal income tax purposes and for most state income tax purposes; as such it is generally not subject to federal and state income taxes on a stand-alone basis. Accordingly, the Partnership's provision for income taxes includes only its share of New York City Unincorporated Tax ("UBT") and any state taxes that may apply from time to time.

Recent Accounting Pronouncements – In August 2014, the FASB issued ASU No. 2014-15, *Presentation of Financial Statements - Going Concern*, which relates to disclosure of uncertainties about an entity's ability to continue as a going concern. This ASU provides additional guidance on management's responsibility to evaluate the condition of an entity and the required disclosures based on this assessment. The amendments in this update were effective for the year ending after December 15, 2016. The adoption of this FASB guidance did not have a material impact on the Partnership's statement of financial condition.

2. Commitments, Contingencies and Guarantees

Lease – The Partnership is obligated for minimum rental payments under a non-cancelable operating lease for office space, expiring on March 31, 2017. The remaining minimum lease payment under this lease at December 31, 2016 is $15. As of December 31, 2016, the Partnership has a liability of $8 for future rent obligations, net of estimated sublease income relating to closing its office in Sarasota, Florida on December 31, 2012, which is included in Accounts payable and accrued liabilities in the Partnership's statement of financial condition.

Legal Matters – In the ordinary course of business, various legal actions are brought and may be pending against the Partnership. The Partnership is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Partnership's business. Any of such actions may result in judgments, settlements, fines, penalties, injunctions or other relief. As of December 31, 2016, no such claims or actions have been brought against the Partnership.

Legal reserves are established in accordance with FASB guidance on *Accounting for Contingencies*, when a material legal liability is both probable and reasonably estimable. Once established, legal reserves are adjusted when additional information becomes available or when an event occurs requiring a change.

Risk and Uncertainties – The Partnership generates revenues by providing securities trading and brokerage services to institutional customers and by executing transactions for institutional counterparties. Revenues for these services are transaction based. As a result, the Partnership's revenues could vary based on the transaction volume of global financial markets. Additionally, the Partnership's financing is sensitive to interest rate fluctuations which could have an impact on the Partnership's overall profitability.

3. Fixed Assets, net

Fixed assets, net consisted of the following (in thousands):

	December 31, 2016
Communication equipment	$ 24
Less: accumulated depreciation	15
Fixed assets, net	$ 9

(In Thousands)

4. Related Party Transactions

Cantor, BGC and other affiliates provides the Partnership with administrative services and other support. Such support includes allocations for accounting, treasury, operations, human resources, legal and technology services.

The Partnership utilizes a portion of office space rented by Cantor. The Partnership is required to reimburse Cantor for their allocation of the rent expense and utilization of fixed assets.

Cantor provides clearing and settlement services to the Partnership. In connection with these services, Cantor collects the brokerage revenue and remits to the Partnership on a monthly basis net of related fees. The activities related to clearing and settlement services are included in Receivables from related broker-dealers in the Partnership's statement of financial condition.

5. Income Taxes

The Partnership recorded no net provision for income taxes due to the establishment of valuation allowance against the benefit for net taxable losses for the year ended December 31, 2016. As of December 31, 2016, the Partnership recorded a deferred tax asset which consists primarily of net operating loss carryforwards and book-tax differences related to exchangeability of partnership units. Deferred tax assets are available for offset against future profits, if and when they arise. The Partnership believes it is more-likely-than-not that the deferred tax asset will not be realized. Accordingly, as of December 31, 2016, the Partnership provided a full valuation allowance against the net deferred tax asset.

The Partnership analyzed its tax positions with respect to applicable income tax issues for open tax years (in each respective jurisdiction) and determined that no material tax liabilities existed as of December 31, 2016.

The Partnership has been included in BGCP's U.S. federal, state and local tax returns. BGCP is presently under UBT examination for the 2008 through 2012 years. BGCP's U.S. federal and state and non-UBT local tax returns are no longer subject to examination by tax authorities for the years prior to 2013 and 2009, respectively.

(In Thousands)

6. Regulatory Requirements

As a registered broker-dealer, the Partnership is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Partnership has elected to compute its net capital using the aggregate indebtedness method, which requires that minimum net capital, be the greater of $250 or 6 2/3% of aggregate indebtedness. As a registered futures commission merchant, the Partnership is subject to Regulation 1.17 of the Commodity Futures Trading Commission ("CFTC"), which requires the Partnership to maintain minimum adjusted net capital equal to the greater of 8% of the customer and non-customer risk maintenance margin requirement or $1,000. At December 31, 2016, the Partnership had net capital of $5,147, which was $4,147 in excess of its required net capital.

7. Off-Balance Sheet Risk

Credit risk arises from the possibility that a counterparty to a transaction might fail to perform according to the terms of the contract, which could result in the Partnership incurring losses. The Partnership engages mainly in matched principal trading, and therefore has no material exposure to credit risk.

8. Subordinated Borrowings

The Partnership has a subordinated borrowing with BGC Partners, L.P. in the amount of $3,000 at December 31, 2016. The rate of interest on the borrowing is 7.8%. The scheduled maturity date on the borrowing is October 30, 2018. This borrowing is subordinated to the claims of general creditors, approved by FINRA and other regulators, and is included in the Partnership's calculation of net capital and the capital requirements under FINRA Rule 4120.

9. Subsequent Events

The Partnership has evaluated subsequent events through the date that the statement of financial condition was issued. There have been no material subsequent events that would require recognition in this statement of financial condition or disclosure in the notes to the statement of financial condition.